                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ----------------

                                AMENDMENT NO. 6
                                       to
                                  SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Courtyard by Marriott Limited Partnership
                           (Name of Subject Company)

                               CBM I Holdings LLC
                             CBM Joint Venture LLC
                          Marriott International, Inc.
                              MI CBM Investor LLC
                        Rockledge Hotel Properties, Inc.
                           Host Marriott Corporation
                              Host Marriott, L.P.
                     (Names of Offerors and Other Persons)

                     Units of limited partnership interests
                         (Title of Class of Securities)
                                      None
                     (CUSIP Number of Class of Securities)

        W. Edward Walter                           Ward R. Cooper
Rockledge Hotel Properties, Inc.            Marriott International, Inc.
       10400 Fernwood Road                        Dept. 52/923.23
    Bethesda, Maryland  20817                   10400 Fernwood Road
         (301) 380-9000                      Bethesda, Maryland  20817
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               ----------------

                                   Copies to:

           J. Warren Gorrell, Jr.                           David G. Pommerening
             Bruce W. Gilchrist                            O'Melveny & Myers LLP
             Hogan & Hartson LLP                Columbia Square, 555 Thirteenth Street, N.W.
Columbia Square, 555 Thirteenth Street, N.W.           Washington, D.C.  20004-1109
        Washington, D.C.  20004-1109                          (202) 383-5300
               (202) 637-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                  TENDER OFFER

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 18, 2000 (as amended, the "Schedule TO") in connection with an offer by CBM I Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest in Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership") other than units owned by the general partner, for $134,130 per unit (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000 (the "Purchase Offer and Consent Solicitation"), as supplemented by the Supplement dated September 26, 2000 (the "Supplement") and the related Proof of Claim, Assignment and Release. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.

ITEM 1.  SUMMARY TERM SHEET.

     Information previously provided in response to this Item 1 is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "Summary of Supplement," which section is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     Information previously provided in response to this Item 4(a) is hereby amended and supplemented to include the information set forth in the sections of the Supplement captioned "Summary of Supplement," "The Amended Settlement Agreement," "Federal Income Tax Considerations of the Revised Purchase Offer," "The Merger," "Extension of Expiration Date," "Extension of Solicitation
Period" and "Expiration of the Opt Out Period." Which sections are incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Information previously provided in response to this Item 7(a) is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "Source and Amount of Funds," which section is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Information previously provided in response to this Item 9 (a) is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "Other Matters--Solicitation of Consents," which section is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     Information previously provided in response to this Item 11 (a) (1) is hereby amended and supplemented to include the information set forth in the sections of the Supplement captioned "Background of the Revised Purchase Offer" and "The Amended Settlement Agreement," which sections are incorporated herein by reference.

     Information previously provided in response to this Item 11(b) is hereby amended and supplemented to include the information set forth in the Supplement.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

     Information previously provided in response to this Item 12 is hereby amended and supplemented to include the following exhibits:

     (a) (2) Proof of Claim, Assignment and Release.

     (a) (8) Supplement to the Purchase Offer and Consent Solicitation, dated September 26, 2000.

     (a) (9) Joint Press Release issued on September 25, 2000.

     (d) (3) Amendment to the Settlement Agreement, dated as of September 25, 2000, among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 4. Terms of the Transaction.

          Information previously provided in response to this Item 4 (c) is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "The Amended Settlement Agreement," which section is incorporated herein by reference.

     Item 8. Fairness of the Transaction.

          Information previously provided in response to this Item 8 (a) is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "Fairness Determinations," which section is incorporated herein by reference.

     Item 9. Persons/Assets Retained, Employed, Compensated or Used.

          Information previously provided in response to this Item 9 (b) is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "Other Matters--Solicitation of Consents," which section is incorporated herein by reference.

     Item 10. Source and Amount of Funds

          Information previously provided in response to this Item 10 (c) is hereby amended and supplemented to include the information set forth in the section of the Supplement captioned "Other Matters -- Fees and Expenses," which section is incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  September 26, 2000         CBM I HOLDINGS LLC
                                  By: CBM Mezzanine Borrower LLC
                                      By: CBM Joint Venture LLC

                                          By: Rockledge Hotel Properties, Inc.


                                          By: /s/ C.G. Townsend
                                             -----------------------------------
                                             Name: C.G. Townsend
                                             Title: Vice President


                                          By: MI CBM Investor LLC


                                          By: /s/ Carolyn B. Handlon
                                             -----------------------------------
                                             Name: Carolyn B. Handlon
                                             Title: Manager and Treasurer


                                  CBM JOINT VENTURE LLC
                                  By: Rockledge Hotel Properties, Inc.


                                      By: /s/ C.G. Townsend
                                         ---------------------------------------
                                         Name: C.G. Townsend
                                         Title: Vice President


                                  By:  MI CBM Investor LLC


                                      By: /s/ Carolyn B. Handlon
                                         ---------------------------------------
                                         Name: Carolyn B. Handlon
                                         Title: Manager and Treasurer


                                  MARRIOTT INTERNATIONAL, INC.


                                  By: /s/ Carolyn B. Handlon
                                     -------------------------------------------
                                     Name: Carolyn B. Handlon
                                     Title: Vice President and Treasurer

                                  MI CBM INVESTOR LLC


                                  By: /s/ Carolyn B. Handlon
                                     -------------------------------------------
                                     Name: Carolyn B. Handlon
                                     Title: Manager and Treasurer


                                  ROCKLEDGE HOTEL PROPERTIES, INC.


                                  By: /s/ C.G. Townsend
                                     -------------------------------------------
                                     Name: C.G. Townsend
                                     Title: Vice President


                                  HOST MARRIOTT CORPORATION


                                  By:   /s/ C.G. Townsend
                                     -------------------------------------------
                                     Name: C. G. Townsend
                                     Title: Senior Vice President


                                  HOST MARRIOTT, L.P.
                                  By: Host Marriott Corporation


                                      By:  /s/ C.G. Townsend
                                         ---------------------------------------
                                         Name: C. G. Townsend
                                         Title: Senior Vice President


                                  COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                                  By: CBM One LLC


                                      By:   /s/ C.G. Townsend
                                         ---------------------------------------
                                         Name: C. G. Townsend
                                         Title: Executive Vice President

                                 EXHIBIT INDEX

     (a) (2) Proof of Claim, Assignment and Release.

     (a) (8) Supplement to the Purchase Offer and Consent Solicitation dated September 26, 2000.

     (a) (9) Joint Press Release issued on September 25, 2000.

     (d) (3) Amendment to the Settlement Agreement, dated as of September 25, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.